SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Commission File Number 000-31102

                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

The following is included in this Report on Form 6-K:


1. Press Release, dated March 11, 2004.




















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
     HEMOSOL ANNOUNCES FOURTH QUARTER AND FULL YEAR 2003 FINANCIAL RESULTS

TORONTO, ON, March 11, 2004 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML) today announced financial results and a review of operational highlights for the fourth quarter and year ended December 31, 2003. Unless otherwise stated, all dollar amounts presented herein are in Canadian dollars.

The Company's net loss decreased slightly to $10.9 million, or ($0.22) per share, for the quarter ended December 31, 2003 from $11.4 million or ($0.24) per share for the quarter ended December 31, 2002. The loss in the quarter included a write-down of certain assets, including property, plant and equipment, inventory and patents and trademarks, of $6.5 million. Net losses for the year were $34.9 million ($0.75 per share) versus $54.8 million ($1.23 per share) in the prior year.

Total operating expenses for the quarter ended December 31, 2003 (excluding the previously mentioned asset write downs of $6.5 million) decreased by 63% to $3.9 million from $10.5 million for the quarter ended December 31, 2002, bringing operating expenses for the year ended December 31, 2003 to $25.6 million versus $47.4 million in the prior year. The lowering of operating expenses resulted from cost savings plans implemented in both June 2002 and April 2003 which have reduced the Company's average monthly burn to approximately $1.2 million.

"The Company has commenced a number of strategic initiatives designed to allow Hemosol to realize value from its existing asset base and move the Company forward," said Lee Hartwell, Chief Executive Officer of Hemosol. "Leveraging the technological strength of our manufacturing team coupled with our state-of-the-art Meadowpine facility, we were able to forge the principal terms of a strategic alliance for the production of therapeutic blood products that will provide significant opportunities over the mid-term. Combined with the agreement with MDS allowing us to recognize value from accumulated tax losses and other tax assets, the Company will be well positioned to pursue a three-pronged value creation strategy, which includes advancing development of products across our pipeline, including HEMOLINK(TM)(hemoglobin raffimer), pursuing bio-manufacturing opportunities, and capitalizing on our alliance with ProMetic Life Sciences Inc. ("ProMetic") and the American National Red Cross ("ARC").

In December, Hemosol forged the principal terms of a strategic alliance with ProMetic and its strategic co-development partner, the ARC, to in-license their novel plasma separation technology. The Cascade purification process permits the recovery of valuable proteins from human plasma. The annual market for proteins that can be isolated using the Cascade technology is estimated to be worth in excess of US $5 billion and continues to grow. Under the terms of the exclusive North American agreement, the Cascade technology will be utilized at Hemosol's state-of-the-art Meadowpine manufacturing facility. The ARC and Hemosol will enter into a separate agreement for the supply of plasma and the purchase of the therapeutic products isolated using the Cascade technology. The organizations are working toward concluding the definitive agreement and are proceeding with the technology transfer.


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
Hemosol is also actively pursuing opportunities to generate revenue by providing bio-manufacturing services to other bio-pharmaceutical companies. The Company believes there is considerable demand for facilities and expertise in engineering and quality assurance/control in this sector.

IMPROVING FINANCIAL STRENGTH

On November 28th, Hemosol completed the sale of 7,841,800 special warrants at a price of $0.75 per special warrant for gross proceeds of $5,881,350. Each special warrant consisted of one common share and one-half of one warrant. Each whole warrant entitles the holder to purchase one common share for $0.90 at any time within 36 months of the closing of the transaction. Hemosol initially received $5,400,000 on closing of the transaction, and subsequently received $481,350, which had been held in escrow pending shareholder approval, which was granted on January 22nd, 2004.

Subsequent to the year-end, Hemosol announced that it had entered into an agreement with MDS Inc. (TSX: MDS, NYSE: MDZ) regarding a proposed transaction that will allow Hemosol's business to effectively exchange a significant portion of the existing and unutilized income tax losses and other tax assets for a $16 million dollar cash infusion. The transaction will be effected under a statutory Plan of Arrangement and is subject to certain approvals, including that of shareholders and warrantholders of Hemosol, who will vote at a special meeting of the Company to be held on April 20, 2004. Details of the transaction will be included in the information circular to be mailed to the Hemosol Inc. securityholders in connection with the special meeting.

"The completion of these initiatives to re-capitalize the Company, will significantly strengthen our balance sheet and facilitate the execution of our strategy in the year ahead," said Lee Hartwell.

MORE FINANCIAL RESULTS

The Company incurred interest expense of $221,000 for the quarter ended December 31, 2003 versus interest income of $156,000 for the quarter ended December 31, 2002. Interest expense for the year ended December 31, 2003 was $535,000 versus interest income of $842,000 in the prior year. The increase in interest expense was due to the Company drawing down its $20 million credit facility as well as lower balances in cash and cash-equivalents.

Amortization of deferred charges increased to $1.3 million for the quarter ended December 31, 2003 from $0.8 million for the quarter ended December 31, 2002. Amortization of deferred charges for the year ended December 31, 2003 were $5.0 million versus $1.6 million in the prior year. The increase in amortization relates to charges associated with the $20 million credit facility.

In the fourth quarter the Company realized $1.1 million of miscellaneous income related to the sale of certain equipment at its old manufacturing facility. Miscellaneous income for the full year ended December 31, 2003 totalled $2.9 million which included $1.8 million of net proceeds from an insurance policy received in the third quarter.


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
The Company incurred a total of $0.03 million in capital expenditures during the quarter ended December 31, 2003, bringing capital expenditures for the year ended December 31, 2003 to $1.9 million versus $30.4 million in the prior year. Of this $0.2 million related to production equipment, information technology and various lab equipment expenditures and $1.7 million relating to the new facility. During the year, the company wrote-off costs of $4.7 million for impaired equipment related to the near term commercial production of HEMOLINK. This brings total capital assets net of depreciation to $83.9 million at December 31, 2003, of which $81.7 million relates to the new facility.

ANNUAL AND SPECIAL MEETING

Hemosol will hold its Annual and Special Meeting of Shareholders at the TSX Broadcast Centre, Gallery Room, 130 King Street West, Toronto, Ontario, beginning at 10:00 am (EST) on April 20th, 2004.

If you are unable to attend the Meeting, a live audio version will be available on the Internet. To access the live webcast please visit www.hemosol.com or www.financialdisclosure.ca. The broadcast will be archived for up to twelve months. To listen to the presentation you will need a standard web browser equipped with Windows media player.

FINANCIAL STATEMENTS TO FOLLOW:






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
HEMOSOL INC.
[A Development Stage Company]
Incorporated under the laws of Ontario

CONSOLIDATED BALANCE SHEETS

As at December 31
                                                                         2003                   2002
                                                                            $       [000's]        $
-----------------------------------------------------------------------------------------------------
ASSETS

CURRENT
Cash and cash equivalents                                               8,125                 17,579
Cash held in escrow                                                       448                  5,000
Amounts receivable and prepaids                                           735                  1,077
Inventory                                                               1,274                  2,877

-----------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                   10,582                 26,533
-----------------------------------------------------------------------------------------------------

Property, plant and equipment, net                                     83,881                 88,907
Patents and trademarks, net                                             1,368                  2,176
License Technology                                                      2,520                      -
Deferred charges, net                                                   2,026                  6,696

-----------------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                                     89,795                 97,779
-----------------------------------------------------------------------------------------------------
                                                                      100,377                124,312
-----------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                                3,394                 15,249
Short term debt                                                        20,000                      -
Debentures payable                                                          -                  5,000

-----------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                              23,394                 20,249
-----------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Common Shares                                                         305,983                303,463
Non-employee warrants and options                                      15,642                 10,300
Contributed surplus                                                     8,535                  8,535
Deficit                                                             (253,177)              (218,235)

-----------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                             76,983                104,063
-----------------------------------------------------------------------------------------------------
                                                                      100,377                124,312
-----------------------------------------------------------------------------------------------------


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
HEMOSOL INC.
[A Development Stage Company]


CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

                                                     THREE MONTH PERIOD ENDED                   TWELVE MONTH PERIOD ENDED
                                               ------------------------------------        ------------------------------------
                                                DECEMBER 31,          December 31,          DECEMBER 31,          December 31,
                                                        2003                  2002                  2003                  2002
                                                           $                     $                     $                     $
-------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Research and development
   Scientific and process                              2,597                 2,600                10,773                15,271
   Regulatory and clinical                               353                 4,618                 5,817                17,173
Administration                                         1,416                 1,312                 6,586                 6,115
Marketing and business development                       213                 1,051                 1,760                 6,018
Support services                                         235                   873                 1,297                 2,602
Write-off of property, plant and equipment             4,654                     -                 4,654                     -
Write-off of patents & trademarks                        846                     -                   846                     -
Foreign currency translation loss (gain)                  97                    63                   380                   246
-------------------------------------------------------------------------------------------------------------------------------

Loss from operations before the following             10,411                10,517                32,113                47,425
Amortization of deferred charges                       1,262                   836                 5,009                 1,587
Write-off of deferred charges                              -                     -                     -                 6,453
Interest income                                         (19)                 (156)                 (153)                 (842)
Interest expense                                         240                     -                   688                     -
Miscellaneous Income                                 (1,103)                     -               (2,871)                     -
-------------------------------------------------------------------------------------------------------------------------------

Loss before income taxes                              10,791                11,197                34,786                54,623
Provision for income taxes                               156                   211                   156                   211
-------------------------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                               10,947                11,408                34,942                54,834
Deficit, beginning of period                         242,230               206,827               218,235               163,401
-------------------------------------------------------------------------------------------------------------------------------

DEFICIT, END OF PERIOD                               253,177               218,235               253,177               218,235
-------------------------------------------------------------------------------------------------------------------------------

BASIC AND DILUTED LOSS PER SHARE                        0.22                  0.26                  0.75                  1.23
-------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING [000's]                                   49,012                44,514                46,837                44,514
-------------------------------------------------------------------------------------------------------------------------------


HEMOSOL INC.
[A Development Stage Company]


CONSOLIDATED STATEMENT OF CASH FLOWS

                                                            THREE MONTH PERIOD ENDED                 TWELVE MONTH PERIOD ENDED
                                                       ----------------------------------       ----------------------------------
                                                        DECEMBER 31,        DECEMBER 31,         DECEMBER 31,        December 31,
                                                                2003                2002                 2003                2002
                                                                      [000's]                                  [000's]
----------------------------------------------------------------------------------------------------------------------------------
Net loss for the period                                     (10,947)            (11,408)             (34,942)            (54,834)

----------------------------------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                            (2,646)             (8,030)             (26,655)            (40,359)
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                1,086             (5,320)              (7,433)              35,026
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                          8,555               (434)               24,555              20,179
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS             56                 131                   79                (52)
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash
  and cash equivalents during the period                       7,051            (13,653)              (9,454)              14,794
Cash and cash equivalents, beginning of period                 1,074              31,232               17,579               2,785

----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                       8,125              17,579                8,125              17,579
----------------------------------------------------------------------------------------------------------------------------------


ABOUT HEMOSOL INC.

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. The Company has a broad range of novel therapeutic products in development, including HEMOLINK(TM) (hemoglobin raffimer), an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol also is developing additional oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, and a cell therapy program initially directed to the treatment of cancer. Hemosol intends to leverage its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities.

For more information visit Hemosol's website at www.hemosol.com.

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause Hemosol's actual results to differ materially from forecasts and estimates include, but are not limited to: the successful and timely completion of the preclinical and clinical development of its products; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to manufacture or have manufactured its product in commercial quantities and at competitive costs; the competitive environment for therapeutic and non-therapeutic protein products derived from human blood; the ability to obtain adequate funding under acceptable terms to complete its development programs; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.


Contact:   Jason Hogan
           Investor & Media Relations
           416 361 1331
           800 789 3419
           416 815 0080 fax
           ir@hemosol.com
           www.hemosol.com



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
                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     HEMOSOL INC.

Date: March 12, 2004                 By: /s/ Lee D. Hartwell
                                         -------------------------------------
                                         Name: Lee D. Hartwell
                                         Title: President and
                                                Chief Executive Officer
















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